

Mail Stop 3233

June 2, 2017

<u>Via E-mail</u>
Wanjun Xie
Chief Executive Officer
Achison Inc.
3906 Main Street, Suite 207
Flushing, NY 11354

> **Re:** **Achison, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed May 18, 2017**
> **File No. 333-211051**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2017 letter.

General

1.   Please confirm that you reasonably expect to offer and sell the registered $99.9 billion shares of common stock in the next two years. Refer to Rule 415(a)(2).

2.   Please revise to update the financial statements through the fiscal quarter ended March 31, 2017 in accordance to Rule 8-08 of Regulation S-X.

Exhibit 23

3.   Please include updated consents from your independent accountants in your next pre-effective amendment. Please be advised that the consents for the inclusion of the reports from your independent accountants in the registration statement prior to effectiveness should not be older than 30 days.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities